UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

TuanChe Limited

(Exact name of registrant as specified in its charter)

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District

Beijing, 100038

The People’s Republic of China

(+86-10) 6399-8902

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Changes in Company’s Certifying Accountant.

Previous independent registered public accounting firm

On July 12, 2024, the audit committee (the “Audit Committee”) of the board of directors (“Board”) of TuanChe Limited (the “Company”) approved the dismissal of Marcum Asia CPAs LLP. (“MarcumAsia”) as the Company’s independent registered public accounting firm, effective July 8, 2024. The auditor’s report of MarcumAsia on the Company’s consolidated financial statements as of and for the years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report contained an uncertainty about the Company’s ability to continue as a going concern.

During the years ended December 31, 2022 and 2023 and through the subsequent interim period preceding MarcumAsia’s dismissal, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and MarcumAsia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of MarcumAsia would have caused MarcumAsia to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the years ended December 31, 2022 and 2023 and through the subsequent interim period preceding the dismissal of MarcumAsia, there were no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F, other than material weaknesses in the Company’s internal control over financial reporting, occurred within the two fiscal years of the Company ended December 31, 2022 and 2023 and subsequently up to the date of dismissal.

We furnished a copy of this disclosure to MarcumAsia and have requested that MarcumAsia furnish us with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”) stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from MarcumAsia, and a copy of the letter is filed with this report on Form 6-K as Exhibit 99.1.

New independent registered public accounting firm

On July 12, 2024, the Audit Committee approved the engagement of JWF Assurance PAC (“JWF”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ending December 31, 2024.

During the years ended December 31, 2022 and 2023 and through the subsequent interim period preceding JWF’s engagement, the Company has not consulted with JWF regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that JWF concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Exhibits

Exhibit No.	Description
99.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated July 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TuanChe Limited

Date: July 12, 2024	By:	/s/ Simon Li
Simon Li Chief Financial Officer